Exhibit 99.1

POSCO

Separate Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korea

The Board of Directors and Shareholders

POSCO:

We have audited the accompanying separate financial statements of POSCO (“the Company”), which comprise the separate statements of financial position as of December 31, 2015 and 2014, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2015 and 2014, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

Seoul, Korea

February 25, 2016

This report is effective as of February 25, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(in millions of Won)	Notes		December 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	4,5,22	~~W~~	1,634,106	1,742,767
Trade accounts and notes receivable, net	6,22,36		2,740,104	3,157,266
Other receivables, net	7,22,36		246,431	562,930
Other short-term financial assets	8,22		3,326,012	693,729
Inventories	9,33		3,427,011	4,383,568
Assets held for sale	10		25,892	1,051,177
Other current assets	15		28,083	31,692

Total current assets			11,427,639	11,623,129

Long-term trade accounts and notes receivable, net	6,22		19,895	23,841
Other receivables, net	7,22		93,757	26,360
Other long-term financial assets	8,22		1,804,374	1,794,590
Investments in subsidiaries, associates and joint ventures	11		15,737,287	16,178,891
Investment property, net	12		86,752	90,137
Property, plant and equipment, net	13		21,514,150	22,323,215
Intangible assets, net	14		490,762	403,907
Other long-term assets	15		134,793	133,253

Total non-current assets			39,881,770	40,974,194

Total assets		~~W~~	51,309,409	52,597,323

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2015 and 2014

(in millions of Won)	Notes		December 31, 2015	December 31, 2014

Liabilities
Trade accounts and notes payable	22,36	~~W~~	577,856	777,401
Short-term borrowings and current installments of long-term borrowings	4,16,22		1,985,722	1,236,290
Other payables	17,22,36		946,735	1,032,496
Other short-term financial liabilities	18,22		25,676	9,236
Current income tax liabilities	34		227,569	304,362
Provisions	19		22,840	47,759
Other current liabilities	21		31,281	108,508

Total current liabilities			3,817,679	3,516,052

Long-term borrowings, excluding current installments	4,8,16,22		3,303,105	5,300,927
Other payables	17,22		37,656	88,807
Other long-term financial liabilities	18,22		81,496	50,574
Defined benefit liabilities, net	20		10,472	86,158
Deferred tax liabilities	34		994,867	1,047,666
Long-term provisions	19		21,954	31,474
Other long-term liabilities	21		16,623	234

Total non-current liabilities			4,466,173	6,605,840

Total liabilities			8,283,852	10,121,892

Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,247,581	1,247,616
Hybrid bonds	24		996,919	996,919
Reserves	25		(30,018)	94,042
Treasury shares	26		(1,533,898)	(1,534,457)
Retained earnings	27		41,862,570	41,188,908

Total equity	4		43,025,557	42,475,431

Total liabilities and equity		~~W~~	51,309,409	52,597,323

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(in millions of Won, except per share information)	Notes		2015	2014
Revenue	28,36	~~W~~	25,607,221	29,218,854
Cost of sales	9,20,30,33,36		(21,473,390)	(24,955,649)

Gross profit			4,133,831	4,263,205
Selling and administrative expenses
Administrative expenses	20,22,29,30,33		(890,446)	(933,984)
Selling expenses	29,33		(1,005,136)	(979,186)

Operating profit			2,238,249	2,350,035

Finance income and costs
Finance income	22,31		896,406	1,050,794
Finance costs	22,31		(734,569)	(1,014,269)

Other non-operating income and expenses
Other non-operating income	32,36		465,316	46,864
Other non-operating expenses	32,33,36		(1,197,119)	(712,031)

Profit before income tax			1,668,283	1,721,393
Income tax expense	34		(350,012)	(582,435)

Profit			1,318,271	1,138,958
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	20		38,910	(42,464)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		(124,060)	(309,897)

Total comprehensive income		~~W~~	1,233,121	786,597

Basic and diluted earnings per share (in Won)	35	~~W~~	16,067	13,858

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2014	~~W~~	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Comprehensive income:
Profit		—	—	—	—	—	1,138,958	1,138,958
Other comprehensive loss
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(42,464)	(42,464)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(309,897)	—	—	(309,897)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interim dividends		—	—	—	—	—	(159,568)	(159,568)
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)
Disposal of treasury shares		—	14,576	—	—	44,666	—	59,242

Balance as of December 31, 2014	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431

Balance as of January 1, 2015	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income:
Profit		—	—	—	—	—	1,318,271	1,318,271
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	38,910	38,910
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(124,060)	—	—	(124,060)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interim dividends		—	—	—	—	—	(159,987)	(159,987)
Interest of hybrid bonds		—	—	—	—	—	(43,574)	(43,574)
Disposal of treasury shares		—	(35)	—	—	559	—	524

Balance as of December 31, 2015	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557

See accompanying notes to the separate financial statements.

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(in millions of Won)	Notes		2015	2014
Cash flows from operating activities
Profit		~~W~~	1,318,271	1,138,958
Adjustments for:
Costs for defined benefit plans			119,183	114,372
Depreciation			2,065,521	2,067,793
Amortization			70,742	74,112
Finance income			(681,205)	(773,099)
Finance costs			522,190	756,480
Loss on valuation of inventories			15,254	24,867
Gain on disposals of property, plant and equipment			(11,000)	(8,882)
Loss on disposals of property, plant and equipment			90,852	57,777
Impairment loss on property, plant and equipment			70,674	30,334
Impairment loss on investments in subsidiaries, associates and joint ventures			327,776	209,795
Gain on disposals of assets held for sale			(409,578)	—
Loss on disposals of assets held for sale			209,775	14
Impariment loss on assets held for sale			95,737	—
Contribution to provisions			2,174	89,844
Income tax expense			350,012	582,435
Others			(6,280)	106,479

Changes in operating assets and liabilities	38		998,125	197,954

Interest received			79,847	97,441
Interest paid			(263,483)	(321,684)
Dividends received			629,435	151,150
Income taxes paid			(454,084)	(433,055)

Net cash provided by operating activities		~~W~~	5,139,938	4,163,085

See accompanying notes to the separate financial statements.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)	Notes		2015	2014
Cash flows from investing activities	39
Proceeds from disposal of short-term financial instruments		~~W~~	9,273,767	4,103,905
Proceeds from disposal of long-term financial instruments			3	—
Proceeds from disposal of available-for-sale financial assets			135,236	41,740
Decrease in short-term loans			69,443	—
Decrease in long-term loans			514	19,751
Proceeds from disposal of investments in subsidiaries, associates and joint venture			4,713	427
Proceeds from disposal of investment property			—	18
Proceeds from disposal of intangible assets			3,570	2,347
Proceeds from disposal of assets held for sale			1,294,908	1,291
Acquisition of short-term financial instruments			(11,879,166)	(2,478,109)
Increase in short-term loans			(65,208)	—
Acquisition of available-for-sale investments			(1,526)	(30,727)
Increase in long-term loans			(139)	(26,451)
Acquisition of investment in subsidiaries, associates and joint ventures			(451,265)	(1,209,223)
Acquisition of investment property			(346)	(41)
Acquisition of property, plant and equipment			(1,466,910)	(1,643,789)
Payment for disposal of property, plant and equipment			(22,732)	(15,346)
Acquisition of intangible assets			(37,313)	(20,869)

Net cash used in investing activities			(3,142,451)	(1,255,076)

Cash flows from financing activities	39
Proceeds from borrowings			23,671	1,429,041
Increase in long-term financial liabilities			3,850	7,196
Proceeds from disposal of treasury shares			—	43,188
Repayment of borrowings			(1,453,075)	(3,350,330)
Decrease in long-term financial liabilities			(4,701)	(7,125)
Payment of cash dividends			(639,561)	(637,927)
Payment of interest of hybrid bonds			(43,600)	(43,600)

Net cash used in financing activities			(2,113,416)	(2,559,557)

Changes in cash due to foreign currency translation			7,268	—

Net increase (decrease) in cash and cash equivalents			(108,661)	348,452

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,742,767	1,394,315

Cash and cash equivalents at end of the period		~~W~~	1,634,106	1,742,767

See accompanying notes to the separate financial statements.

POSCO

Notes to the Separate Financial Statements

As of December 31, 2015 and 2014

1.	Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968 to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five overseas liaison offices.

As of December 31, 2015, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	7,885,065	9.04
Nippon Steel & Sumitomo Metal Corporation(*1)	4,394,712	5.04
Pohang University of Science and Technology	1,905,000	2.18
Government of Singapore Investment Corporation Pte Ltd	1,862,625	2.14
KB Financial Group Inc. and subsidiaries(*2)	1,828,207	2.10
Others	69,311,226	79.50

	87,186,835	100.00

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries pursuant to the Commercial Act.

As of December 31, 2015, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York Stock Exchanges.

2.	Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

The separate financial statements were authorized for issue by the Board of Directors on January 28, 2016, and will be submitted for approval at the shareholders’ meeting to be held on March 11, 2016.

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Available-for-sale financial assets are measured at fair value

(c)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset.

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10 - Assets held for sale

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 24 - Hybrid bonds

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 8 - Available-for-sale securities

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 19 - Provisions

•	Note 20 - Employee benefits

•	Note 37 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the department manager of finance department.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

Changes in accounting policies

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

(a)	K-IFRS No. 1019, “Employee Benefits”

K-IFRS No. 1019, Employee Benefits, introduced a practical expedient for companies that operate defined benefit plans and when contributions are made by employees or third parties. According to the amendments, the Company is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

Impact of changes in accounting policies

As management believes the impact of K-IFRS No. 1019 on the Company’s prior year’s consolidated financial statement is not significant, the comparative period’s consolidated financial statements are not restated.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	7 years
Development costs	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of financial assets are impaired includes:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

If there is objective evidence that financial assets are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

A provision is used only for expenditures for which the provision was originally recognized.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on the Allocation and Trading of Greenhouse Gas Emission Permits which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2015, and the Company has not early adopted them.

(a)	Amendments to K-IFRS No. 1027 “Separate Financial Statements”

Amendments to K-IFRS No. 1027 introduced the equity method of accounting for investments in subsidiaries, associates and joint ventures as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016.

Management believes there is no impact of the amendments on the company’s separate financial statements, because management plan not to adopt the equity method of accounting.

(b)	Amendments to K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109, published in December 2015, replaces the existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. K-IFRS No. 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

As of December 31, 2015, the Company couldn’t estimate the impact on its separate financial statements resulting from the application of K-IFRS No. 1109.

(c)	Establishment of K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts” and K-IFRS No. 2113 “Customer Loyalty Programs”. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

As of December 31, 2015, the Company couldn’t estimate the impact on its separate financial statements resulting from the application of K-IFRS No. 1115.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

4.	Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategy investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

4)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. The Company has excessive foreign currency inflows converted from lack, reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2015 and 2014 is as follows:

(in millions of Won)		2015	2014
Total borrowings	~~W~~	5,288,827	6,537,217
Less: Cash and cash equivalents		1,634,106	1,742,767

Net borrowings		3,654,721	4,794,450
Total equity	~~W~~	43,025,557	42,475,431
Net borrowings-to-equity ratio		8.49%	11.29%

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Demand deposits and checking accounts	~~W~~	1,480	867
Time deposits		390,000	545,000
Other cash equivalents(*1)		1,242,626	1,196,900

	~~W~~	1,634,106	1,742,767

(*1)	Mainly include money market trust and others.

6.	Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Trade accounts and notes receivable	~~W~~	2,749,056	3,166,238
Less: Allowance for doubtful accounts		(8,952)	(8,972)

	~~W~~	2,740,104	3,157,266

Non-current
Trade accounts and notes receivable	~~W~~	30,034	32,247
Less: Present value discount		(7,852)	(7,396)
Less: Allowance for doubtful accounts		(2,287)	(1,010)

	~~W~~	19,895	23,841

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

7.	Other Receivables

Other receivables as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Short-term loans	~~W~~	—	4,748
Other accounts receivable		233,415	564,765
Others		13,341	3,950
Less: Allowance for doubtful accounts		(325)	(10,533)

	~~W~~	246,431	562,930

Non-current
Long-term loans	~~W~~	24,293	21,229
Long-term other accounts receivable		66,541	2,334
Others		2,923	2,797

	~~W~~	93,757	26,360

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

8.	Other Financial Assets

(a)	Other financial assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Short term derivatives assets held for trading	~~W~~	12,591	708
Available-for-sale securities (bonds)		15,000	—
Short-term financial instruments(*1,2)		3,291,828	609,584
Cash deposits(*3,4)		6,593	83,437

	~~W~~	3,326,012	693,729

Non-current
Long-term derivatives assets held for trading(*5)	~~W~~	78,292	9,525
Available-for-sale securities (equity instruments)		1,723,082	1,767,621
Available-for-sale securities (others)		2,967	17,408
Cash deposits(*6)		33	36

	~~W~~	1,804,374	1,794,590

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2015 and 2014.
(*2)	Short-term financial instruments amounting to ~~W~~5,200 million are provided as collateral in relation to long term borrowings from National Forestry Cooperatives Federation as of December 31, 2014.
(*3)	Deposits amounting to ~~W~~6,593 million and ~~W~~5,465 million as of December 31, 2015 and 2014, respectively, are restricted in relation to government assigned project.
(*4)	As of December 31, 2014, ~~W~~77,972 million of deposits have been provided as collateral for disposal of investments in subsidiaries.
(*5)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd). Accordingly, the Company has recognized derivatives assets for the values of both amounting to ~~W~~63,300 million and ~~W~~14,992 million, respectively, as of December 31, 2015.
(*6)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Available-for-sale equity securities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	2015								2014
	Number of shares	Ownership (%)		Acquisition cost	Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.82	~~W~~	15,633	57,359	41,726	—	57,359	77,776
Nippon Steel & Sumitomo Metal
Corporation	23,835,200	2.51		719,622	559,740	(159,882)	—	559,740	659,926
Hyundai Heavy Industries Co., Ltd.(*1)	1,477,000	1.94		343,506	129,681	—	(213,825)	129,681	169,855
Shinhan Financial group Inc.	4,369,881	0.92		228,778	172,829	50,193	(106,142)	172,829	194,241
KB Financial group Inc.(*1)	11,590,550	3.00		536,516	384,227	—	(152,289)	384,227	418,998
Seoul Semiconductor Co., Ltd.(*1)	591,000	1.01		24,999	9,279	887	(16,607)	9,279	11,938
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	20,748	18,221	(6,403)	20,748	23,513
Others (10 companies)(*1)				92,110	60,617	9,005	(40,498)	60,617	64,143

				1,970,094	1,394,480	(39,850)	(535,764)	1,394,480	1,620,390

Non-marketable equity securities
Congonhas Minerios S.A.(*3,4)	3,658,394	2.02		221,535	221,535	—	—	221,535	—
Dongbu Metal Co., Ltd.(*1,4)	3,000,000	10.00		98,242	—	—	(98,242)	—	17,295
Poongsan Special Metal Corp.(*5)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*5)	1,000,000	14.27		5,000	5,000	—	—	5,000	5,000
Tuwaurqi Steel Mill(*2)	129,600,000	16.18		17,015	—	—	(17,015)	—	17,015
Others (37 companies)(*2,5)				109,508	94,410	250	(15,348)	94,410	100,264

				458,957	328,602	250	(130,605)	328,602	147,231

			~~W~~	2,429,051	1,723,082	(39,600)	(666,369)	1,723,082	1,767,621

(*1)	During the year ended December 31, 2015, the Company has recognized additional impairment losses of ~~W~~40,174 million, ~~W~~12,170 million, ~~W~~3,546 million, ~~W~~2,975 million, ~~W~~628 million and ~~W~~17,295 million on securities of Hyundai Heavy Industries Co., Ltd., KB Financial Group Inc., Seoul Semiconductor Co., Ltd., PT. Krakatau Steel, Steel Flower Co., Ltd. and Dongbu Metal Co., Ltd, respectively, due to the prolonged decline in the fair value of the shares.
(*2)	During the year ended December 31, 2015, the Company has recognized impairment losses of ~~W~~17,015 million and ~~W~~6,554 million on securities of Tuwaurqi Steel Mill and Troika Foreign Resource Development Fund due to the significant decline in the fair value of the shares.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*3)	The Company exchanged shares of Nacional Minerios S.A. with shares of Congonhas Minerios S.A., the corporation newly established by a merger. The shares of Congonhas Minerios S.A. were measured at fair value because the Company decided that the transaction has commercial substance. The 0.67% of the shares were disposed to Companhia Siderurgica Nacional according to the merger agreement, and the Company recognized ~~W~~57,937 million of gain on disposal of available-for-sale investments (Note 10).
(*4)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*5)	Non-marketable financial assets whose fair values cannot be reliably measured are recorded at cost.

9.	Inventories

(a)	Inventories as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Finished goods	~~W~~	717,320	901,524
Semi-finished goods		964,062	1,207,143
By-products		5,983	21,439
Raw materials		656,117	822,273
Fuel and materials		523,796	510,508
Materials-in-transit		574,409	944,966
Others		578	582

		3,442,265	4,408,435
Less: Allowance for inventories valuation		(15,254)	(24,867)

	~~W~~	3,427,011	4,383,568

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	24,867	4,532
Loss on valuation of inventories		15,254	24,867
Realization on disposal of inventories		(24,867)	(4,532)

Ending	~~W~~	15,254	24,867

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

10.	Assets Held for Sale

Assets held for sale as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Available-for-sale securities(*1)	~~W~~	—	580,062
Investments in subsidiaries(*2,3,4,5,6)		—	468,443
Property, plant and equipment(*7)		25,892	2,672

	~~W~~	25,892	1,051,177

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its shares in Nacional Minerios S.A. (which was an available-for-sale investment of the Company) in exchange for shares in the newly incorporated entity as Nacional Minerios S.A. entered into a merger agreement with another entity. Accordingly, the Company reclassified its investment in Nacional Minerios S.A. as assets held for sale, and the Company has recognized ~~W~~95,737 million of impairment loss on assets held for sale. Exchange of the asset held for sale was completed during the year ended December 31, 2015, and the Company has recognized ~~W~~188,927 million of loss on disposal of assets held for sale.
(*2)	The Company determined to dispose of 52.2% of shares of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd) to SeAH Besteel Corp. and reclassified the investment in subsidiaries of ~~W~~454,943 million as assets held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the year ended December 31, 2015, and the Company has recognized ~~W~~20,133 million of loss on disposal of the asset held for sale.
(*3)	The Company determined to dispose of 29.4% of shares of POSCO ENGINEERING & CONSTRUCTION., LTD., a subsidiary of the Company, to special purpose company established by PIF, Saudi Arabia National Fund, and reclassified the investment in subsidiaries of ~~W~~496,402 million as assets held for sale. Disposal of the asset held for sale was completed during the year ended December 31, 2015 and the Company has recognized ~~W~~346,221 million of gain on disposal of the asset held for sale.
(*4)	The Company determined to dispose of the shares of POSFINE Co., Ltd, a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and reclassified the investment in the subsidiary of ~~W~~13,500 million as assets held for sale. Disposal of the asset held for sale was completed during the year ended December 31, 2015, and the Company has recognized ~~W~~33,577 million of gain on disposal of the asset held for sale.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*5)	The Company determined to dispose of the shares of POREKA Co., Ltd. a subsidiary of the Company, to COMM.TOGETHER Co., LTD. and entered into a disposal contract during the year ended December 31, 2015. Accordingly, the Company reclassified the accompanying investment in the subsidiary amounting to ~~W~~1,000 million as assets held for sale. Disposal of the asset held for sale was completed during the year ended December 31, 2015 and the Company has recognized ~~W~~1,798 million of gain on disposal of the asset held for sale.
(*6)	The Company determined to dispose of the shares of POSCO-Uruguay S.A, a subsidiary of the Company, during the year ended December 31, 2015, and reclassified the investment in subsidiaries of ~~W~~20,803 million as assets held for sale. Disposal of the asset held for sale was completed and the Company has recognized ~~W~~715 million of loss on disposal of the asset held for sale.
(*7)	The Company determined to make a contribution of 1 FINEX facilities in kind to a new joint venture, and has signed in Memorandum of Association (MOA) with Uttam Galva Steels Limited. in India. The Company has classified the relating facilities of ~~W~~25,892 million as assets held for sale.

11.	Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Subsidiaries	~~W~~	12,502,042	13,257,282
Associates		948,006	647,973
Joint ventures		2,287,239	2,273,636

	~~W~~	15,737,287	16,178,891

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Details of subsidiaries and carrying values as of December 31, 2015 and 2014 are as follows:

(in millions of Won)			2015						2014
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book Value
[Domestic]
Daewoo International Corporation	Korea	Trading	68,681,566	60.31	~~W~~	3,371,481	2,366,913	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	22,073,568	52.80		1,014,314	3,505,079	1,014,314	1,510,716
POSCO Green Gas Technology	Korea	Gas production and sales	13,652	100.00		682,600	664,313	682,600	682,600
POSCO ENERGY CO., LTD.	Korea	Power generation	40,234,508	89.02		658,176	1,563,353	658,176	658,176
POSCO Processing & Service	Korea	Steel sales and trading	20,340,136	96.01		624,678	872,001	624,678	624,678
POSCO PLANTEC Co., Ltd.(*1)	Korea	Other structural metal product manufacturing	—	—		—	—	—	341,293
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*2)	Korea	Special steel manufacturing and sales	—	—		—	—	—	173,899
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	3,412,000	56.87		108,421	181,969	108,421	108,421
POSCO Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		103,780	113,406	103,780	103,780
POSCO CHEMTECH	Korea	Refractory Manufacturing and sales	35,442,000	60.00		100,535	540,129	100,535	100,535
POSMATE	Korea	Business facility maintenance	902,946	57.25		73,374	177,108	73,374	72,804
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		70,990	354,585	70,990	70,990
POSCO M-TECH(*3,4)	Korea	Packing materials manufacturing and sales	20,342,460	48.85		107,278	76,418	53,651	66,067
POSCO Family Strategy Fund	Korea	Investment in venture companies	460	69.90		45,273	46,102	45,273	40,000
Busan E&E Co,. Ltd.(*5)	Korea	Refuse derived fuel and power generation	6,029,660	70.00		30,148	42,631	30,148	30,148
Others (10 companies)	Korea					216,999	306,607	162,547	134,196

						7,208,047	10,810,614	7,099,968	8,089,784

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	70.00		813,431	439,978	813,431	855,110
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	603,179,311	100.00		623,258	427,328	623,258	611,248
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	260,506,032	100.00		536,860	201,308	536,860	465,788
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		330,623	623,177	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	58.60		283,845	404,829	283,845	284,392
POSCO Thainox Public Company Limited(*6)	Thailand	Stainless steel manufacturing and sales	6,620,532,219	84.93		500,740	293,993	251,812	329,756
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	—	100.00		241,426	154,230	241,426	—
POSCO-China Holding Corp.	China	Investment management	—	100.00		240,430	230,749	240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	764,999,999	99.99		184,815	121,474	184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	2,686,705,272	84.84		180,069	223,046	180,069	182,110
POSCO America Corporation	USA	Steel trading	415,530	99.45		167,285	59,620	167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	—	100.00		160,572	11,460	160,572	156,778

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)			2015						2014
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book Value
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		144,573	19,571	144,573	145,049
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	117,187,089	83.64		130,751	112,410	130,751	131,051
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	36,000,000	100.00		121,592	116,294	121,592	90,012
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Stainless steel manufacturing and sales	144,579,160	60.00		92,800	43,548	92,800	95,213
POSCO Investment Co., Ltd.	Hong Kong	Finance	5,000,000	100.00		85,521	122,818	85,521	86,775
POSCO JAPAN Co., Ltd.	Japan	Steel trading	90,438	100.00		68,436	114,708	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	70.00		65,982	83,968	65,982	65,982
POSCO(Suzhou) Automotive
Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		62,494	123,536	62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel processing and sales	25,817,932	100.00		57,119	27,029	57,119	58,441
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	1,390	100.00		50,297	33,504	50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	144,772,000	81.79		45,479	(19,477)	45,479	45,479
POSCO China Dalian
Plate Processing Center Co., Ltd.	China	Heavy plate processing and sales	—	80.00		32,992	4,423	32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	9,360,000	100.00		32,189	51,137	32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	—	87.04		31,299	32,463	31,299	31,299
POSCO-Uruguay S.A(* 7)	Uruguay	Wood manufacturing and sales	—	—		—	—	—	30,243
Others (33 companies)						375,173	509,655	366,124	333,211

						5,660,051	4,566,779	5,402,074	5,167,498

					~~W~~	12,868,098	15,377,393	12,502,042	13,257,282

(*1)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as the investment in an associate.
(*2)	During the year ended December 31, 2015, the Company disposed of 52.2% of shares of SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.
(*3)	It was classified as an investment in a subsidiary as the Company has control over more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*4)	As of December 31, 2015, there is an objective evidence of impairment due to the prolonged decline in the fair value of POSCO M-TECH below their costs. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 18% control premium and reflecting cost to sell to its stock price as of December 31, 2015. As a result, the Company recognized an impairment loss of ~~W~~12,416 million as carrying values were higher than their recoverable amount.
(*5)	As of December 31, 2015, the investment in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*6)	As of December 31, 2015, there is an objective evidence of impairment due to the prolonged decline in the fair value of POSCO Thainox Public Company Limited below their costs. Recoverable amount was determined based on value in use, which was calculated by applying a discount rate of 8.4% and a perpetual growth rate of 2.5%. As a result, the Company recognized an impairment loss of ~~W~~77,944 million as carrying values were higher than their recoverable amount.
(*7)	The Company recognized an impairment loss of ~~W~~9,441 million as the carrying value of shares of POSCO-Uruguay S.A. was higher than its recoverable amount. Liquidation of the shares was completed in the year ended December 31, 2015.

(c)	Details of associates and carrying values as of December 31, 2015 and 2014 are as follows:

(in millions of Won)			2015						2014
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	169,106,080,000	27.40	~~W~~	169,106	608,379	169,106	169,106
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*1,2,3)	Korea	Specialty steel manufacturing and sales	7,190,000	19.94		173,899	728,084	159,978	—
POSCO PLANTEC Co., Ltd.(*4,5)	Korea	Other structural metal product manufacturing	110,027,475	60.84		520,588	(115,132)	140,890	—
SNNC Co., Ltd.	Korea	STS material Manufacturing and sales	18,130,000	49.00		100,655	241,072	100,655	100,655

Others (5 companies)						23,747	130,160	23,746	21,867

						987,995	1,592,563	594,375	291,628
[Foreign]
Nickel Mining Company SAS	New	Raw material
	Caledonia	manufacturing and Sales	3,234,698	49.00		189,197	206,989	189,197	189,197
7623704 Canada Inc.(* 1)	Canada	Mine investment	114,452,000	10.40		124,341	1,301,614	124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	—	24.00		11,003	62,340	11,003	11,003
Others (6 companies)						31,089	22,434	29,090	31,804

						355,630	1,593,377	353,631	356,345

					~~W~~	1,343,625	3,185,940	948,006	647,973

(*1)	As of December 31, 2015, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.
(*2)	During the year ended December 31, 2015, POSCO Specialty Steel Co., Ltd changed its corporate name to SeAH Changwon Integrated Special Steel.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*3)	During the year ended December 31, 2015, there is an objective evidence of impairment including receipt of dividend upon disposal contract of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd), and, accordingly, the impairment test was performed. Recoverable amounts were determined based on value in use, which was calculated by applying a discount rate of 7.9% and a perpetual growth rate of 1.0%. As a result, the Company recognized an impairment loss of ~~W~~13,921 million as the carrying values were higher than their recoverable amounts as of December 31, 2015.
(*4)	On September 30, 2015, in order to improve its financial standing and normalize operation, the associate reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its share as the investment in an associate.
(*5)	As of December 31, 2015, there is objective evidence of impairment due to the prolonged decline at fair value of POSCO PLANTEC Co., Ltd, and, accordingly, the impairment test was performed. Recoverable amounts were determined based on fair value less cost to sell, and the Company has recognized an impairment loss of ~~W~~200,403 million as the carrying values were higher than its recoverable amount.

(d)	Details of joint ventures and carrying values as of December 31, 2014 and 2015 are as follows:

(in millions of Won)			2015						2014
	Country	Principal operations	Number of shares	Ownership (%)		Acquisition cost	Net asset value	Book value	Book value
Roy Hill Holdings Pty Ltd(* 1)	Australia	Mine development	10,494,377	10.00	~~W~~	1,225,464	2,710,956	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	827,771,230	20.00		469,891	529,977	488,200	469,891
POSCO-NPS Niobium LLC	USA	Mine development	325,050,000	50.00		364,609	762,719	364,609	364,609
KOBRASCO	Brazil	Facilities lease	2,010,719,185	50.00		98,962	164,787	98,962	98,962
Others (4 companies)						110,004	455,048	110,004	114,710

					~~W~~	2,268,930	4,623,487	2,287,239	2,273,636

(*1)	As of December 31, 2015 and 2014, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

12.	Investment Property, Net

(a)	Investment property as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015			2014
		Acquisition cost	Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	35,557	—	35,557	36,020	—	36,020
Buildings		94,592	(47,193)	47,399	95,568	(45,456)	50,112
Structures		6,919	(3,123)	3,796	7,009	(3,004)	4,005

	~~W~~	137,068	(50,316)	86,752	138,597	(48,460)	90,137

The fair value of investment property as of December 31, 2015 is ~~W~~398,067 million.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	346	(2,382)	(677)	47,399
Structures		4,005	—	(164)	(45)	3,796

	~~W~~	90,137	346	(2,546)	(1,185)	86,752

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Disposals	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	—	—	36,020
Buildings		52,682	41	(18)	(2,404)	(189)	50,112
Structures		4,177	—	—	(160)	(12)	4,005

	~~W~~	92,879	41	(18)	(2,564)	(201)	90,137

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

13.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015					2014
		Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	1,412,715	—	—	—	1,412,715	1,420,994	—	—	—	1,420,994
Buildings		5,848,256	(3,271,738)	(10,350)	—	2,566,168	5,801,650	(3,036,496)	(4,312)	—	2,760,842
Structures		4,706,714	(2,177,873)	(8,975)	—	2,519,866	4,617,918	(1,996,823)	(8,542)	—	2,612,553
Machinery and equipment		35,754,426	(21,661,048)	(79,299)	—	14,014,079	35,056,496	(20,530,303)	(22,927)	—	14,503,266
Vehicles		199,773	(188,150)	—	—	11,623	197,467	(184,514)	—	—	12,953
Tools		193,116	(169,396)	—	—	23,720	187,712	(164,388)	—	—	23,324
Furniture and fixtures		256,980	(224,823)	(337)	—	31,820	261,846	(223,942)	(320)	—	37,584
Finance lease assets		11,466	(5,733)	—	—	5,733	11,466	(5,096)	—	—	6,370
Construction-in-progress		933,426	—	—	(5,000)	928,426	950,329	—	—	(5,000)	945,329

	~~W~~	49,316,872	(27,698,761)	(98,961)	(5,000)	21,514,150	48,505,878	(26,141,562)	(36,101)	(5,000)	22,323,215

(b)	Changes in the carrying value of property, plant and equipment for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(3,869)	—	—	(4,410)	1,412,715
Buildings		2,760,842	3,350	(4,544)	(243,678)	(7,926)	58,124	2,566,168
Structures		2,612,553	4,339	(2,826)	(192,301)	(473)	98,574	2,519,866
Machinery and equipment		14,503,266	76,768	(45,843)	(1,593,413)	(59,485)	1,132,786	14,014,079
Vehicles		12,953	1,669	—	(6,302)	—	3,303	11,623
Tools		23,324	6,824	(15)	(11,091)	—	4,678	23,720
Furniture and fixtures		37,584	3,934	(23)	(15,553)	(18)	5,896	31,820
Finance lease assets		6,370	—	—	(637)	—	—	5,733
Construction-in-progress		945,329	1,436,840	—	—	(2,772)	(1,450,971)	928,426

	~~W~~	22,323,215	1,533,724	(57,120)	(2,062,975)	(70,674)	(152,020)	21,514,150

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant in Gangneung and facilities which are related to the project for replacement deteriorated hot-rolling mill (1st and 2nd) in Pohang and electric furnace of high mill (1st) in Pohang are less than their carrying values for the year ended December 31, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment and assets transferred from property, plant and equipment to investment property and assets held-for-sale.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,397,271	39	(392)	—	—	24,076	1,420,994
Buildings		2,637,774	5,941	(1,912)	(249,792)	(3,681)	372,512	2,760,842
Structures		2,469,046	11,239	(1,750)	(194,088)	(8,072)	336,178	2,612,553
Machinery and equipment		13,202,710	125,297	(29,430)	(1,574,903)	(18,543)	2,798,135	14,503,266
Vehicles		10,769	792	(8)	(7,884)	—	9,284	12,953
Tools		25,680	5,795	(54)	(15,996)	—	7,899	23,324
Furniture and fixtures		47,394	7,150	(5)	(21,929)	(38)	5,012	37,584
Finance lease assets		7,007	—	—	(637)	—	—	6,370
Construction-in-progress		3,442,952	1,628,325	—	—	—	(4,125,948)	945,329

	~~W~~	23,240,603	1,784,578	(33,551)	(2,065,229)	(30,334)	(572,852)	22,323,215

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their carrying value.
(*2)	Represents assets transferred from construction-in-progress to investment in subsidiary (~~W~~558,915 million) and other property, plant and equipment, from investment property, to intangible assets, and to assets held-for-sale.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Weighted average expenditure	~~W~~	665,138	1,227,496
Borrowing costs capitalized		28,181	51,428
Capitalization rate		4.24%	4.19%

14.	Intangible Assets, Net

(a)	Intangible assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015				2014
		Acquisition cost	Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	~~W~~	29,824	(9,827)	—	19,997	24,829	(7,235)	—	17,594
Membership		57,428	—	(5,370)	52,058	59,949	—	(6,795)	53,154
Development expense		257,211	(159,173)	—	98,038	242,747	(114,806)	—	127,941
Port facilities usage rights		626,765	(361,190)	—	265,575	511,212	(349,184)	—	162,028
Construction-in-progress		31,951	—	—	31,951	16,756	—	—	16,756
Other intangible assets		275,298	(252,155)	—	23,143	296,112	(269,678)	—	26,434

	~~W~~	1,278,477	(782,345)	(5,370)	490,762	1,151,605	(740,903)	(6,795)	403,907

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Changes in the carrying value of intangible assets for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	17,594	—	(126)	(2,829)	—	5,358	19,997
Membership(*1)		53,154	2,861	(3,680)	—	(11)	(266)	52,058
Development expense		127,941	1,172	—	(48,154)	—	17,079	98,038
Port facilities usage rights		162,028	—	—	(12,006)	—	115,553	265,575
Construction-in-progress		16,756	36,863	—	—	—	(21,668)	31,951
Other intangible assets		26,434	2,422	—	(7,753)	—	2,040	23,143

	~~W~~	403,907	43,318	(3,806)	(70,742)	(11)	118,096	490,762

(*1)	Economic useful life of membership is indefinite.
(*2)	The company have recognized an impairment loss on some memberships since the recoverable amounts were less than carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	13,812	—	(217)	(2,261)	—	6,260	17,594
Membership(*1)		48,877	5,896	(2,209)	—	590	—	53,154
Development expense		29,468	381	—	(48,766)	—	146,858	127,941
Port facilities usage rights		172,209	—	—	(12,018)	—	1,837	162,028
Construction-in-progress		153,719	16,414	—	—	—	(153,377)	16,756
Other intangible assets		20,698	13,577	—	(11,067)	—	3,226	26,434

	~~W~~	438,783	36,268	(2,426)	(74,112)	590	4,804	403,907

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company reversed accumulated impairment loss up to the carrying value before recognition of any impairment loss since recoverable amounts of some memberships were higher than the carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

15.	Other Assets

Other current assets and other long-term assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Advance payments	~~W~~	7,912	9,828
Prepaid expenses		19,722	21,864
Others		449	—

	~~W~~	28,083	31,692

Non-current
Long-term prepaid expenses	~~W~~	6,215	6,344
Others(*1)		128,578	126,909

	~~W~~	134,793	133,253

(*1)	As of December 31, 2015 and 2014, the Company recognized tax assets amounting to ~~W~~124,787 million and ~~W~~123,110 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 and claim for rectification are finalized.

16.	Borrowings

(a)	Borrowings as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Short-term borrowings
Current portion of long-term borrowings	~~W~~	126,579	236,553
Current portion of loans from foreign financial institutions		401	418
Current portion of debentures		1,859,610	1,000,000
Less: Current portion of discount on debentures issued		(868)	(681)

	~~W~~	1,985,722	1,236,290

Long-term borrowings
Long-term borrowings	~~W~~	141,868	447,437
Loans from foreign financial institutions		200	627
Debentures		3,175,406	4,871,627
Less: Discount on debentures issued		(14,369)	(18,764)

	~~W~~	3,303,105	5,300,927

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Current portion of long-term borrowings as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)		2015	2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	15,532	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18~ 2010.07.26	2017.02.18~ 2017.07.26	4.09 ~ 4.50		111,047	221,021
Loans from foreign financial institutions	NATIXIS(*1)	1986.03.31	2017.03.31	2.00		401	418
Debentures	Domestic debentures 297 and others	2011.03.04~ 2011.09.07	2016.03.04~ 2016.09.07	3.78 ~ 4.56		1,299,507	999,319
Debentures	Euro Bond 1 and others	2006.08.10~ 2013.12.11	2016.08.10~ 2016.12.08	0.93 ~ 5.88		559,235	—

					~~W~~	1,985,722	1,236,290

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

(c)	Long-term borrowings excluding current portion, as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)		2015	2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75 ~ 1.75	~~W~~	36,522	55,662
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	3 year Government bond		14,472	14,159
	Export-Import Bank of Korea	2010.07.26~ 2013.07.03	2017.02.18~ 2017.07.26	4.09 ~ 4.50		90,874	377,616
Loans from foreign financial institutions	NATIXIS(* 1)	1986.03.31	2017.03.31	2.00		200	627
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2013.10.04	2018.10.04~ 2023.10.04	3.35 ~ 4.12		997,745	2,295,585
Debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35 ~ 5.25		2,163,292	2,557,278

					~~W~~	3,303,105	5,300,927

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

17.	Other Payables

Other payables as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Accounts payable	~~W~~	546,884	627,337
Accrued expenses		380,383	386,014
Dividend payable		9,882	9,523
Finance lease liabilities		1,349	1,218
Withholdings		8,237	8,404

	~~W~~	946,735	1,032,496

Non-current
Long-term accounts payable	~~W~~	—	54,131
Accrued expenses		26,250	22,767
Finance lease liabilities		2,889	4,006
Long-term withholdings		8,517	7,903

	~~W~~	37,656	88,807

18.	Other Financial Liabilities

Other financial liabilities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Derivatives liabilities(*1)	~~W~~	8,118	—
Financial guarantee liabilities		17,558	9,236

	~~W~~	25,676	9,236

Non-current
Financial guarantee liabilities	~~W~~	81,496	50,574

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd). Accordingly, the Company has recognized derivatives liabilities amounting to ~~W~~8,118 million during the year ended December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

19.	Provisions

(a)	Provisions as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015		2014
		Current	Non-current	Current	Non-current
Provision for bonus payments(* 1)	~~W~~	7,271	—	8,423	—
Provision for restoration(* 2)		15,569	21,543	39,336	31,063
Provision for litigation(* 3)		—	411	—	411

	~~W~~	22,840	21,954	47,759	31,474

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.67% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations for the year ended December 31, 2015.

(b)	Changes in provisions for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Beginning	Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	13,233	(14,385)	7,271
Provision for restoration		70,399	2,174	(35,461)	37,112
Provision for litigation		411	—	—	411

	~~W~~	79,233	15,407	(49,846)	44,794

2)	For the year ended December 31, 2014

(in millions of Won)		Beginning	Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,501	10,643	(10,721)	8,423
Provision for restoration		—	89,433	(19,034)	70,399
Provision for litigation		—	411	—	411

	~~W~~	8,501	100,487	(29,755)	79,233

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

20.	Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	19,763	18,229

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Present value of funded obligations	~~W~~	1,023,071	1,017,164
Fair value of plan assets		(1,012,599)	(931,006)

Net defined benefit liabilities	~~W~~	10,472	86,158

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Defined benefit obligation at the beginning of period	~~W~~	1,017,164	905,918
Current service costs		118,770	113,688
Interest costs		29,743	32,595
Remeasurement:		(58,397)	47,604
- Loss (gain) from change in financial assumptions		(43,377)	36,238
- Gain from change in demographic assumptions		(6,586)	(3,288)
- Loss (gain) from change in others		(8,434)	14,654
Transfer-in		283	1,959
Benefits paid		(84,492)	(84,600)

Defined benefit obligation at the end of period	~~W~~	1,023,071	1,017,164

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

3)	Changes in the fair value of plan assets for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Fair value of plan assets at the beginning of period	~~W~~	931,006	805,268
Interest on plan assets		29,330	31,911
Remeasurement of plan assets		(7,064)	(8,417)
Contributions to plan assets		128,000	146,000
Transfer-in		283	1,959
Benefits paid		(68,956)	(45,715)

Fair value of plan assets at the end of period	~~W~~	1,012,599	931,006

The Company expects to make an estimated contribution of ~~W~~128,000 million to the defined benefit plan assets in 2016.

4)	The fair value of plan assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Debt instruments	~~W~~	83,540	125,353
Deposits		857,343	749,749
Others		71,716	55,904

	~~W~~	1,012,599	931,006

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Current service costs	~~W~~	118,770	113,688
Net interest costs(*1)		413	684

	~~W~~	119,183	114,372

(*1)	The actual return on plan assets amounted to ~~W~~22,266 million and ~~W~~23,494 million for the years ended December 31, 2015 and 2014, respectively.

The above expenses by function were as follows:

(in millions of Won)		2015	2014
Cost of sales	~~W~~	91,130	90,993
Selling and administrative expenses		27,680	23,121
Others		373	258

	~~W~~	119,183	114,372

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	(200,926)	(158,462)
Remeasurements of defined benefit plans		51,333	(56,021)
Tax effects		(12,423)	13,557

Ending	~~W~~	(162,016)	(200,926)

7)	The principal actuarial assumptions as of December 31, 2015 and 2014 are as follows:

	2015	2014
Discount rate	2.47%	2.96%
Expected future increases in salaries(*1)	1.80%	2.80%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)	Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)		1% Increase		1% Decrease
		Amount	Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(76,382)	(7.5)	88,411	8.6
Expected future increases in salaries		88,079	8.6	(77,508)	(7.6)

9)	As of December 31, 2015 the maturity of the expected benefit payments are as follows:

(in millions of Won)		Within 1 year	1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total

Benefits to be paid	~~W~~	1,384	208,277	487,874	403,864	149,296	1,250,695

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining working lives of employees.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

21.	Other Liabilities

Other liabilities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Current
Advances received	~~W~~	8,811	88,880
Withholdings		20,847	18,417
Unearned revenue		1,623	1,211

		31,281	108,508

Non-current
Unearned revenue	~~W~~	16,623	234

22.	Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Financial assets at fair value through profit or loss
Derivatives assets held for trading	~~W~~	90,883	10,233
Available-for-sale financial assets		1,741,049	1,785,029
Loans and receivables		7,954,222	6,024,798

	~~W~~	9,786,154	7,820,060

2)	Financial liabilities as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	8,118	—

Financial liabilities measured at amortized cost
Trade accounts and notes payable		577,856	777,401
Borrowings		5,288,827	6,537,217
Financial guarantee liabilities(*1)		99,054	59,810
Others		978,648	1,036,487

		6,944,385	8,410,915

	~~W~~	6,952,503	8,410,915

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2015. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO (Guangdong)	SMBC	USD	35,000,000	41,020	35,000,000	41,020
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	35,160	30,000,000	35,160
Zhangjiagang Pohang	MIZUHO	USD	50,000,000	58,600	50,000,000	58,600
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	58,600	50,000,000	58,600
	BTMU	USD	30,000,000	35,160	30,000,000	35,160
POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea	USD	193,000,000	226,196	169,800,000	199,006
	HSBC	USD	110,000,000	128,920	90,000,000	105,480
	DBS	USD	100,000,000	117,200	90,000,000	105,480
	SCB	USD	73,069,000	85,637	53,762,100	63,009
	Citi	USD	60,000,000	70,320	45,000,000	52,740
	ING	USD	30,000,000	35,160	18,000,000	21,096
POSCO ASSAN TST	SMBC	USD	62,527,500	73,282	56,274,750	65,954
STEEL INDUSTRY	ING	USD	60,000,000	70,320	54,000,000	63,288
	BNP	USD	24,000,000	28,128	21,600,000	25,315
POSCO Electrical Steel	ING	USD	50,000,000	58,600	50,000,000	58,600
India Private Limited	SCB	USD	33,784,000	39,595	33,784,000	39,595
POSCO Investment Co., Ltd.	HSBC	USD	50,000,000	58,600	50,000,000	58,600
	JP Morgan	USD	50,000,000	58,600	50,000,000	58,600
	MIZUHO	USD	50,000,000	58,600	50,000,000	58,600
	NAB	USD	50,000,000	58,600	50,000,000	58,600
	BOA	USD	45,000,000	52,740	29,250,000	34,281
	BTMU	USD	30,000,000	35,160	14,250,000	16,701
	ING	USD	30,000,000	35,160	14,250,000	16,701
	SMBC	USD	30,000,000	35,160	14,250,000	16,701
POSCO MEXICO S.A. DE C.V	SMBC	USD	109,725,000	128,598	96,265,000	112,823
	Korea Development Bank	USD	50,000,000	58,600	36,468,000	42,740
	MIZUHO	USD	45,000,000	52,740	32,819,000	38,464
	BOA	USD	40,000,000	46,880	29,173,000	34,191
	HSBC	USD	40,000,000	46,880	40,000,000	46,880
POSCO SS-VINA	Export-Import Bank of Korea	USD	249,951,050	292,943	249,951,050	292,943
	BOA	USD	40,000,000	46,880	40,000,000	46,880
	BTMU	USD	40,000,000	46,880	40,000,000	46,880
	DBS	USD	24,400,000	28,597	24,400,000	28,597
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	229,712	196,000,000	229,712
POSCO VST CO., LTD.	ANZ	USD	25,000,000	29,300	15,625,000	18,313
	HSBC	USD	20,000,000	23,440	12,500,000	14,650
	MIZUHO	USD	20,000,000	23,440	12,500,000	14,650
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	664,524	520,130,435	609,593
	SMBC	USD	140,000,000	164,080	128,617,391	150,740
	BTMU	USD	119,000,000	139,468	107,617,392	126,128
	SCB	USD	107,800,000	126,342	99,497,391	116,611
	MIZUHO	USD	105,000,000	123,060	94,956,522	111,289
	Credit Suisse AG	USD	91,000,000	106,652	82,295,652	96,451
	HSBC	USD	91,000,000	106,652	82,295,652	96,451
	ANZ	USD	73,500,000	86,142	68,478,261	80,257
	BOA	USD	35,000,000	41,020	31,652,174	37,096
	CTBC	USD	21,000,000	24,612	18,991,305	22,258

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd. (SPC)	THB	5,501,000,000	178,672	5,501,000,000	178,672
LLP POSUK Titanium	KB Bank	USD	15,000,000	17,580	15,000,000	17,580
CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea	USD	182,000,000	213,304	161,460,798	189,232
	Santander	USD	47,600,000	55,787	42,332,179	49,613
	BNP	USD	47,600,000	55,787	42,332,179	49,613
	MIZUHO	USD	47,600,000	55,787	42,332,179	49,613
	HSBC	USD	35,200,000	41,254	31,081,521	36,428
	Credit Agricole	USD	20,000,000	23,440	17,860,946	20,933
	SOCIETE GENERALE	USD	20,000,000	23,440	17,860,946	20,933
	KfW	USD	20,000,000	23,440	17,860,946	20,933
	BNDES	BRL	464,060,000	137,366	274,129,418	81,145

		USD	4,011,756,550	4,701,779	3,597,575,769	4,216,362
		BRL	464,060,000	137,366	274,129,418	81,145
		THB	5,501,000,000	178,672	5,501,000,000	178,672

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2015 and 2014 were as follows:

①	For the year ended December 31, 2015

(in millions of Won)		Finance income and costs
		Interest income (expense)	Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	36,766	36,328	—
Available-for-sale financial assets		50	176,717	—	58,089	(100,357)	—	134,499	(124,060)
Loans and receivables		91,300	—	60,313	—	—	(645)	150,968	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	14,078	14,078	—
Financial liabilities at amortized cost		(232,130)	—	(216,120)	—	—	(43)	(448,293)	—

	~~W~~	(140,780)	176,717	(155,807)	57,651	(100,357)	50,156	(112,420)	(124,060)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~274,257 million for the year ended December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

②	For the year ended December 31, 2014

(in millions of Won)		Finance income and costs
		Interest income (expense)	Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	2,445	2,445	—
Available-for-sale financial assets		298	41,342	—	226,215	(352,040)	—	(84,185)	(309,897)
Loans and receivables		92,774	—	65,667	—	—	(648)	157,793	—
Financial liabilities at fair value through profit or loss		—	—	—	(24,123)	—	—	(24,123)	—
Financial liabilities at amortized cost		(256,636)	—	(26,749)	(38,596)	—	(257)	(322,238)	—

	~~W~~	(163,564)	41,342	38,918	163,496	(352,040)	1,540	(270,308)	(309,897)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates, and joint ventures of ~~W~~306,833 million for the year ended December 31, 2014.

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Cash and cash equivalents	~~W~~	1,634,106	1,742,767
Financial assets at fair value through profit or loss		90,883	10,233
Available-for-sale financial assets		17,967	17,408
Loans and other receivables		3,560,117	1,100,924
Trade accounts and notes receivable		2,740,104	3,157,266
Long-term trade accounts and notes receivable		19,895	23,841

	~~W~~	8,063,072	6,052,439

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2015 and 2014, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~5,017,817 million and ~~W~~3,779,455 million, respectively.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

2)	Impairment losses on financial assets

①	Allowance for doubtful accounts as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Trade accounts and note receivable	~~W~~	11,239	9,982
Other accounts receivable		325	10,533

	~~W~~	11,564	20,515

②	Impairment losses on financial assets for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Bad debt expenses (reversal of allowance for doubtful account)	~~W~~	(7,373)	19,605
Impairment loss on available-for-sale securities		100,357	352,040

③	The aging and impairment losses of trade accounts and notes receivable as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015		2014
		Trade accounts and notes receivable	Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	2,555,433	267	3,025,296	—
Over due less than 1 month		99,221	3	46,656	57
1 month - 3 months		40,871	51	12,468	212
3 months - 12 months		42,126	3,264	8,061	46
Over 12 months		33,587	7,654	98,608	9,667

	~~W~~	2,771,238	11,239	3,191,089	9,982

④	The aging and impairment losses of loans and other account receivable as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015		2014
		Loans and other account receivable	Impairment	Loans and other account receivable	Impairment
Not due	~~W~~	228,265	—	325,414	—
Over due less than 1 month		2,986	—	6,120	—
1 month - 3 months		822	—	58,225	—
3 months - 12 months		10,519	—	7,764	—
Over 12 months		3,132	325	14,130	10,533

	~~W~~	245,724	325	411,653	10,533

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	20,515	35,137
Bad debt expenses (reversal of allowance for doubtful account)		(7,373)	19,605
Others		(1,578)	(34,227)

Ending	~~W~~	11,564	20,515

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)		Book value	Contractual cash flow	Within 3 month	3 month - 6 months	6 months - 1 year	1 year - 5 years	After 5 years
Trade accounts payable	~~W~~	577,856	577,856	577,856	—	—	—	—
Borrowings		5,288,827	5,987,753	591,139	366,229	1,204,907	2,426,989	1,398,489
Financial guarantee liabilities(*1)		99,054	4,476,179	4,476,179	—	—	—	—
Other financial liabilities		978,648	987,594	939,946	422	9,082	38,144	—

	~~W~~	6,944,385	12,029,382	6,585,120	366,651	1,213,989	2,465,133	1,398,489

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015		2014
		Assets	Liabilities	Assets	Liabilities
USD	~~W~~	1,536,771	2,491,796	988,023	2,839,040
JPY		56,246	750,930	56,037	721,588
CNH		149,266	7,970	—	—
INR		204,740	—	365,705	—
Others		141,462	8,800	15,677	1,725

	~~W~~	2,088,485	3,259,496	1,425,442	3,562,353

2)	As of December 31, 2015 and 2014, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015		2014
		10% increase	10% decrease	10% increase	10% decrease
USD	~~W~~	(95,503)	95,503	(185,102)	185,102
JPY		(69,468)	69,468	(66,555)	66,555
CNH		14,130	(14,130)	—	—
INR		20,474	(20,474)	36,571	(36,571)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Fixed rate
Financial assets	~~W~~	4,974,288	2,478,673
Financial liabilities		(5,236,774)	(6,469,632)

	~~W~~	(262,486)	(3,990,959)

Variable rate
Financial liabilities	~~W~~	(52,053)	(67,585)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Company does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

3)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2015 and 2014, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015		2014
		1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(521)	521	(676)	676

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015		2014
		Book value	Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(* 1)	~~W~~	1,622,911	1,622,911	1,648,567	1,648,567
Derivatives assets held for trading(* 2)		90,883	90,883	10,233	10,233

		1,713,794	1,713,794	1,658,800	1,658,800

Assets measured at amortized cost(* 3)
Cash and cash equivalents		1,634,106	1,634,106	1,742,767	1,742,767
Trade accounts and note receivable, net		2,759,999	2,759,999	3,181,107	3,181,107
Loans and other receivables, net		3,560,117	3,560,117	1,100,924	1,100,924

		7,954,222	7,954,222	6,024,798	6,024,798

Liabilities measured at fair value
Derivatives liabilities held for trading(* 2)		8,118	8,118	—	—

Liabilities measured at amortized cost(* 3)
Trade accounts and notes payable		577,856	577,856	777,401	777,401
Borrowings		5,288,827	5,573,931	6,537,217	6,918,972
Financial guarantee liabilities		99,054	99,054	59,810	59,810
Others		978,648	978,648	1,036,487	1,036,487

	~~W~~	6,944,385	7,229,489	8,410,915	8,792,670

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as discount rates.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

2)	Interest rate for determining fair value

Interest rates used to discount the estimated cash flows as of December 31, 2015 and 2014 are as follows:

	2015	2014
Borrowings	0.64% ~ 3.20%	0.74% ~ 3.69%

3)	The fair value hierarchy

①	The fair value of financial instruments by fair value hierarchy as of December 31, 2015 and 2014 are as follows:

a. December 31, 2015

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,394,480	—	228,431	1,622,911
Derivatives assets held for trading		—	12,591	78,292	90,883

	~~W~~	1,394,480	12,591	306,723	1,713,794

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	—	8,118	8,118

b. December 31, 2014

(in millions of Won)		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,620,390	—	28,177	1,648,567
Derivatives assets held for trading		—	10,233	—	10,233

	~~W~~	1,620,390	10,233	28,177	1,658,800

②	Changes in financial assets classified as level 3 for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning	~~W~~	28,177	670,290
Acquisition		317,086	2,675
Changes in the fair value of derivatives		48,487	—
Other comprehensive income		2,567	117,804
Impairment		(23,849)	(169,519)
Disposal and others		(73,863)	(593,073)

Ending	~~W~~	298,605	28,177

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

23.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2014 and 2015 are as follows:

(Share, in Won)		2015	2014
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2015, total shares of ADRs of 49,982,260 are equivalent to 12,495,565 of common stock.
(*2)	As of December 31, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2015 and 2014 were as follows:

(Share)		2015			2014
		Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	~~W~~	87,186,835	(7,193,807)	79,993,028	87,186,835	(7,403,211)	79,783,624
Disposal of treasury shares		—	2,620	2,620	—	209,404	209,404

Ending	~~W~~	87,186,835	(7,191,187)	79,995,648	87,186,835	(7,193,807)	79,993,028

(c)	Capital surplus as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,756	783,791

	~~W~~	1,247,581	1,247,616

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

24.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2015 and 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)		2015	2014
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of December 31, 2015 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12: 4.3%	Issue date ~ 2023-06-12: 4.6%

	reset every 5 years as follows;	reset every 10 years as follows;

	• After 5 years: return on government bond (5 years) + 1.3%	• After 10 years: return on government bond (10 years) + 1.4%

	• After 10 years: additionally + 0.25% according to Step-up clauses	• After 10 years: additionally + 0.25% according to Step-up clauses

	• After 25 years: additionally + 0.75%	• After 30 years: additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of December 31, 2015 amounts to ~~W~~2,276 million.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

25.	Reserves

(a)	Reserves as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	~~W~~	(30,018)	94,042

(b)	Changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Beginning balance	~~W~~	94,042	403,939
Changes in the unrealized fair value of available-for-sale investments		(263,972)	(523,168)
Reclassification to profit or loss upon disposal		(52)	(237,708)
Impairment of available-for-sale investments		100,357	352,040
Tax effects		39,607	98,939

Ending balance	~~W~~	(30,018)	94,042

26.	Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2015 and 2014 were as follows:

(shares, in millions of Won)	2015			2014
	Number of shares		Amount	Number of shares		Amount
Beginning	7,193,807	~~W~~	1,534,457	7,403,211	~~W~~	1,579,124
Disposal of treasury shares	(2,620)		(559)	(209,404)		(44,667)

Ending	7,191,187	~~W~~	1,533,898	7,193,807	~~W~~	1,534,457

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

27.	Retained Earnings

(a)	Retained earnings as of December 31, 2015 and 2014 are summarized as follows:

(in millions of Won)		2015	2014
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		1,106,667	1,600,000
Appropriated retained earnings for business expansion		36,710,500	35,510,500
Appropriated retained earnings for dividends		1,451,783	1,806,570
Unappropriated retained earnings		1,434,118	1,112,336

	~~W~~	41,862,570	41,188,908

(b)	Statements of appropriation of retained earnings as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015	2014
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	280,498	219,010
Remeasurements of defined benefit plans		38,910	(42,464)
Interests of hybrid bonds		(43,574)	(43,600)
Interim dividends		(159,987)	(159,568)
(Dividends (ratio) per share
~~W~~2,000 (40%) in 2015
~~W~~2,000 (40%) in 2014)
Profit for the period		1,318,271	1,138,958

		1,434,118	1,112,336

Transfer from discretionary reserve
Reserve for research and manpower development		380,000	493,333
Appropriated retained earnings for dividends		310,393	354,787

		690,393	848,120

Appropriation of retained earnings
Divedends		479,974	479,958
(Dividends (ratio) per share
~~W~~6,000 (120%) in 2015
~~W~~6,000 (120%) in 2014)
Appropriated retained earnings for business expansion		1,200,000	1,200,000

		1,679,974	1,679,958

Unappropriated retained earnings carried forward to subsequent year	~~W~~	444,537	280,498

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

28.	Revenue

Details of revenue for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Sales of goods	~~W~~	25,428,226	29,105,087
Others		178,995	113,767

	~~W~~	25,607,221	29,218,854

29.	Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Wages and salaries	~~W~~	213,168	204,989
Expenses related to post-employment benefits		31,521	24,224
Other employee benefits		45,401	53,388
Travel		12,466	13,599
Depreciation		18,738	23,430
Amortization		52,649	52,923
Rental		68,569	68,859
Repairs		9,288	10,918
Advertising		73,827	85,486
Research & development ●		94,074	137,433
Service fees		187,515	184,215
Supplies		5,162	5,269
Vehicles maintenance		6,788	7,046
Industry association fee		7,235	7,252
Training		16,996	10,157
Conference		5,364	5,209
Bad debt expenses		2,811	7,976
Others		38,874	31,611

	~~W~~	890,446	933,984

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	Selling expenses

Selling expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Freight and custody expenses	~~W~~	899,440	872,594
Operating expenses for distribution center		10,367	9,823
Sales commissions		79,715	79,091
Sales advertising		3,102	4,698
Sales promotion		5,781	5,161
Sample		1,393	1,649
Sales insurance premium		5,338	6,170

	~~W~~	1,005,136	979,186

30.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014

Selling and administrative expenses	~~W~~	94,074	137,433
Cost of sales		341,582	343,516

	~~W~~	435,656	480,949

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

31.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Finance income
Interest income	~~W~~	91,350	93,072
Dividend income		450,974	348,175
Gain on foreign currency transactions		215,134	276,374
Gain on foreign currency translations		22,765	79,956
Gain on derivative transactions		67	22,973
Gain on disposals of available-for-sale investments		58,171	226,299
Others		57,945	3,945

	~~W~~	896,406	1,050,794

Finance costs
Interest expenses	~~W~~	232,130	256,636
Loss on foreign currency transactions		205,698	209,787
Loss on foreign currency translations		188,008	107,625
Impairment loss on available-for-sale investments		100,357	352,040
Others		8,376	88,181

	~~W~~	734,569	1,014,269

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

32.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	11,000	8,882
Gain on disposals of assets held for sale		409,578	—
Reversal of allowance for doubtful accounts		10,235	14,453
Premium income		14,976	2,924
Others		19,527	20,605

	~~W~~	465,316	46,864

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	90,852	57,777
Impairment loss on property, plant and equipment		70,674	30,334
Impairment loss on investment in subsidiaries, associates and joint ventures		327,776	209,795
Loss on disposals of assets held for sale		209,775	14
Impairment loss on assets held for sale		95,737	—
Other bad debt expenses		51	26,082
Contribution to provisions		2,174	89,844
Donations		49,854	50,654
Others(*1,2)		350,226	247,531

	~~W~~	1,197,119	712,031

(*1)	The Company recorded litigation expense of ~~W~~299,037 million in connection of its settlement with Nippon Steel & Sumitomo Metal Corporation for a civil lawsuit regarding improperly acquired trade secrets and patents during the year ended December 31, 2015 (Note 37).
(*2)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~202,739 million, primarily related to VAT, for the year ended December 31, 2014.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

33.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2015 and 2014 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)		2015	2014
Changes in inventories(*1)	~~W~~	433,129	(81,303)
Raw materials and consumables used		13,785,536	17,648,525
Employee benefits expenses(*3)		1,580,980	1,462,675
Outsourced processing cost		2,139,554	2,204,385
Depreciation(*2)		2,065,521	2,067,793
Amortization		70,742	74,112
Electricity and water expenses		897,888	1,019,769
Service fees		255,944	240,493
Rental		87,589	87,466
Advertising		73,827	85,486
Freight and custody expenses		899,440	872,594
Sales commissions		79,715	79,091
Loss on disposals of property, plant and equipment		90,852	57,777
Impairment loss on investments in subsidiaries, associates and joint ventures		327,776	209,795
Contribution to provisions		2,174	89,844
Other expenses		1,775,424	1,462,348

	~~W~~	24,566,091	27,580,850

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Wages and salaries	~~W~~	1,432,605	1,327,808
Expenses related to post-employment benefits		148,375	134,867

	~~W~~	1,580,980	1,462,675

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

34.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Current income taxes(*1)	~~W~~	375,615	461,029
Deferred income taxes		(52,799)	13,564
Items credited directly to equity		27,196	107,842

Income tax expense	~~W~~	350,012	582,435

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The calculated income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Profit before income tax expense	~~W~~	1,668,283	1,721,393
Income tax expense computed at statutory rate		403,263	416,115
Adjustments:
Tax credit		(137,294)	(31,947)
Adjustments on prior year tax from tax audit		—	15,572
Under (over) provisions from prior years		(39,785)	(2,957)
Tax effects due to amendments to local income tax law		—	38,249
Investment in subsidiaries, associates and joint ventures		142,412	118,993
Tax effect due to permanent differences		(20,803)	31,132
Others		2,219	(2,722)

		(53,251)	166,320

Income tax expense	~~W~~	350,012	582,435

Effective tax rate (%)		21.0%	33.8%

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Net changes in unrealized fair value of available-for-sale investments	~~W~~	39,607	98,939
Remeasurements of defined benefit plans		(12,423)	13,557
Gain on disposal of treasury shares		12	(4,654)

	~~W~~	27,196	107,842

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015			2014
		December 31, 2014	Increase (decrease)	December 31, 2015	December 31, 2013	Increase (decrease)	December 31, 2014
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(12,413)	1,364	(11,049)	(28,462)	16,049	(12,413)
Reserve for technology developments		(255,713)	79,860	(175,853)	(375,100)	119,387	(255,713)
PPE - Depreciation		(39,151)	5,922	(33,229)	(48,133)	8,982	(39,151)
Prepaid expenses		17,427	1,723	19,150	27,680	(10,253)	17,427
PPE - Revaluation		(1,213,709)	(173,622)	(1,387,331)	(1,002,798)	(210,911)	(1,213,709)
Gain or loss on foreign currency translation		(48,414)	40,293	(8,121)	(174,930)	126,516	(48,414)
Defined benefit obligations		216,146	8,233	224,379	184,389	31,757	216,146
Plan assets		(221,216)	(23,820)	(245,036)	(194,925)	(26,291)	(221,216)
Accrued revenue		(878)	(1,282)	(2,160)	(1,932)	1,054	(878)
Impairment loss on AFS		104,911	101,003	205,914	81,816	23,095	104,911
Difference in acquisition costs of treasury stocks		62,139	(23)	62,116	64,213	(2,074)	62,139
Others		95,170	26,698	121,868	144,399	(49,229)	95,170

		(1,295,701)	66,349	(1,229,352)	(1,323,783)	28,082	(1,295,701)

Deferred tax from tax credit
Tax credit carry-forward		213,911	(40,734)	173,177	368,053	(154,142)	213,911
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		(30,023)	39,607	9,584	(128,962)	98,939	(30,023)
Remeasurements of defined benefit plans		64,147	(12,423)	51,724	50,590	13,557	64,147

		34,124	27,184	61,308	(78,372)	112,496	34,124

	~~W~~	(1,047,666)	52,799	(994,867)	(1,034,102)	(13,564)	(1,047,666)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(e)	Deferred tax assets (liabilities) as of December 31, 2015 and 2014 are as follows:

(in millions of Won)		2015			2014
		Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	(11,049)	(11,049)	—	(12,413)	(12,413)
Reserve for technology developments		—	(175,853)	(175,853)	—	(255,713)	(255,713)
PPE - Depreciation		10,314	(43,543)	(33,229)	12,688	(51,839)	(39,151)
Prepaid expenses		19,150	—	19,150	17,427	—	17,427
PPE - Revaluation		—	(1,387,331)	(1,387,331)	—	(1,213,709)	(1,213,709)
Gain or loss on foreign currency translation		106,067	(114,188)	(8,121)	74,104	(122,518)	(48,414)
Defined benefit obligations		224,379	—	224,379	216,146	—	216,146
Plan assets		—	(245,036)	(245,036)	—	(221,216)	(221,216)
Accrued revenue		—	(2,160)	(2,160)	—	(878)	(878)
Impairment loss on AFS		205,914	—	205,914	104,911	—	104,911
Difference in acquisition costs of treasury stocks		62,116	—	62,116	62,139	—	62,139
Others		177,030	(55,162)	121,868	186,164	(90,994)	95,170

		804,970	(2,034,322)	(1,229,352)	673,579	(1,969,280)	(1,295,701)

Deferred tax from tax credit
Tax credit carry-forward		173,177	—	173,177	213,911	—	213,911
Deferred income taxes recognized directly to equity
Net changes in the unrealized fair value of AFS		39,091	(29,507)	9,584	15,509	(45,532)	(30,023)
Remeasurements of defined benefit plans		51,724	—	51,724	64,147	—	64,147

		90,815	(29,507)	61,308	79,656	(45,532)	34,124

	~~W~~	1,068,962	(2,063,829)	(994,867)	967,146	(2,014,812)	(1,047,666)

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

35.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2015 and 2014 are as follows:

(in millions of Won except per share information)		2015	2014
Profit for the period	~~W~~	1,318,271,459,610	1,138,958,195,448
Interests of hybrid bonds		(33,029,632,499)	(33,048,799,997)
Weighted-average number of common shares outstanding(*1)		79,993,834	79,801,539
Basic and diluted earnings per share	~~W~~	16,067	13,858

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	2015	2014
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,193,001)	(7,385,296)

Weighted-average number of common shares outstanding	79,993,834	79,801,539

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2015 and 2014, diluted earnings per share is equal to basic earnings per share.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

36.	Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2015 and 2014 were as follows:

1)	For the year ended December 31, 2015

(in millions of Won)		Sales and others(*1)		Purchase and others(*2)
		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	4,441	145	19	427,760	2,250	37,488
POSCO Processing & Service		1,074,826	24	437,626	—	—	2,281
POSCO COATED & COLOR STEEL Co., Ltd.		380,626	—	—	—	9,359	104
POSCO ICT(*4)		1,259	7	—	210,877	29,612	182,745
eNtoB Corporation		—	—	261,989	6,501	130	22,017
POSCO CHEMTECH		436,594	30,343	519,956	9,515	297,183	1,773
POSCO ENERGY CO., LTD.		188,458	1,359	—	—	—	6
POSCO TMC Co., Ltd.		263,242	—	—	—	1,497	1,560
POSCO AST		362,658	15	4,115	—	39,175	1,611
POSHIMETAL Co., Ltd.		10,777	151	145,165	—	—	46
Daewoo International Corporation		3,505,187	34,334	46,675	—	—	480
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC Co., Ltd.(*5)		4,280	33	2,544	125,192	15,135	13,649
POSCO Thainox Public Company Limited		268,576	10	5,147	—	—	34
PT. KRAKATAU POSCO		—	—	118,888	—	—	—
POSCO America Corporation		624,549	6	—	—	—	725
POSCO Canada Ltd.		—	—	111,243	—	—	—
POSCO Asia Co., Ltd.		1,822,932	960	269,086	—	513	2,273
Qingdao Pohang Stainless Steel Co., Ltd.		118,845	—	—	—	—	220
POSCO JAPAN Co., Ltd.		1,051,910	9,383	25,957	2,278	201	2,754
POSCO MEXICO S.A. DE C.V.		270,184	80	—	—	—	11
POSCO Maharashtra Steel Private Limited		421,244	752	—	—	—	31
Others(*6)		867,334	14,474	223,393	113,769	212,539	129,506

		11,680,733	268,980	2,180,042	895,892	608,109	399,389

Associates and joint ventures(*3)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		6,042	—	3,802	—	419	—
POSCO PLANTEC Co., Ltd.(*5)		147	14	1,017	82,338	3,513	4,676
SNNC		4,673	594	422,420	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		26,379	—	—	—	—	—
Others(*7,8)		28,841	40,600	51,855	—	—	—

		66,082	41,208	479,094	82,338	3,932	4,676

	~~W~~	11,746,815	310,188	2,659,136	978,230	612,041	404,065

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2015, the Company provided guarantees to related parties (Note 22).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	Reclassified from subsidiaries to associates (Note 11).
(*6)	During the year ended December 31, 2015, the Company borrowed USD 17.42 million from POSCO-Uruguay S.A., a subsidiary of the Company, and the entire amount was repaid as of December 31, 2015.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(*7)	During the year ended December 31, 2015, the Company lent USD 60 million to CSP-Compania Siderurgica do Pecem, an associate of the Company, and the entire amount of loan was collected as of December 31, 2015.
(*8)	The Company has recovered loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company during the year ended December 31, 2015

2)	For the year ended December 31, 2014

(in millions of Won)		Sales and others		Purchase and others
		Sales	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	22,659	16,789	544,202	247,286	3,689	30,852
POSCO Processing & Service		1,075,567	8,649	785,943	—	—	1,681
POSCO COATED & COLOR STEEL Co., Ltd.		444,513	12	—	—	12,313	195
POSCO ICT		929	2,593	356	209,893	26,231	161,173
eNtoB Corporation		—	3	297,119	10,433	137	21,073
POSCO CHEMTECH		532,973	26,537	513,759	5,449	301,149	923
POSCO ENERGY CO., LTD.		177,517	1,230	—	2,263	—	20
POSCO TMC Co., Ltd.		240,318	9	—	—	1,056	1,611
POSCO AST		503,452	5	10,396	—	57,355	2,671
POSHIMETAL Co., Ltd.		11,261	3,660	166,442	—	—	—
Daewoo International Corporation		3,558,652	20,652	90,361	—	—	3,857
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		5,313	201,927	40,124	—	1,939	266
POSCO America Corporation		747,933	2	—	—	—	1,794
POSCO Canada Ltd.		—	—	141,767	—	—	—
POSCO Asia Co., Ltd.		2,167,148	89	169,945	—	10,006	1,969
Qingdao Pohang Stainless Steel Co., Ltd.		79,783	—	—	—	—	19
POSCO JAPAN Co., Ltd.		1,329,947	4	15,165	2,269	3	2,279
POSCO MEXICO S.A. DE C.V.		287,468	929	—	—	—	—
POSCO Maharashtra Steel Private Limited		444,407	6,053	—	—	—	—
Others		980,410	4,149	334,577	66,345	232,682	104,275

		12,610,250	293,292	3,110,156	543,938	646,560	334,658

Associates and joint ventures
POSCO PLANTEC Co., Ltd.(*2)		15,310	64	3,195	119,369	15,777	22,751
SNNC		3,077	5,716	339,991	—	—	5
POSCHROME (PROPRIETARY) LIMITED		—	—	59,241	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		24,059	—	—	—	—	—
Others(*1)		10,785	41,903	3,668	—	—	—

		53,231	47,683	406,095	119,369	15,777	22,756

	~~W~~	12,663,481	340,975	3,516,251	663,307	662,337	357,414

(*1)	The Company had made loans of USD 3.85 million from LLP POSUK Titanium, an associate of the Company during the year ended December 31, 2014
(*2)	It was reclassified from an associate to a subsidiary.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(b)	The related account balances of significant transactions with related companies as of December 31, 2014 and 2015 are as follows:

1)	December 31, 2015

(in millions of Won)		Receivables			Payables
		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	508	30,368	30,876	—	42,159	1,002	43,161
POSCO Processing & Service		74,985	175	75,160	10,868	603	—	11,471
POSCO COATED & COLOR STEEL Co., Ltd.		43,669	66	43,735	—	—	1,262	1,262
POSCO ICT		—	6,832	6,832	1,060	94,865	5,880	101,805
eNtoB Corporation		—	—	—	8,683	14,209	12	22,904
POSCO CHEMTECH		32,670	4,500	37,170	54,636	11,398	18,062	84,096
POSCO ENERGY CO., LTD.		18,680	2,585	21,265	—	—	—	—
POSCO TMC Co., Ltd.		63,521	31	63,552	—	180	195	375
POSCO AST		54,844	54	54,898	—	1,915	3,294	5,209
POSHIMETAL Co., Ltd.		707	9	716	—	10,148	—	10,148
Daewoo International Corporation		144,970	—	144,970	—	—	—	—
POSCO Thainox Public Company Limited		65,152	2	65,154	542	—	—	542
POSCO America Corporation		38,715	—	38,715	—	—	—	—
POSCO Asia Co., Ltd.		299,608	235	299,843	21,198	69	—	21,267
Qingdao Pohang Stainless Steel Co., Ltd.		16,689	—	16,689	—	—	—	—
POSCO MEXICO S.A. DE C.V.		94,588	—	94,588	—	—	—	—
POSCO Maharashtra Steel Private Limited		205,390	20	205,410	—	—	—	—
Others		172,019	5,035	177,054	18,208	45,476	23,985	87,669

		1,326,715	49,912	1,376,627	115,195	221,022	53,692	389,909

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,201	—	1,201	161	15	—	176
POSCO PLANTEC Co., Ltd.		123	19	142	1,901	46,159	—	48,060
SNNC		298	20	318	639	2	—	641
Others		740	12,200	12,940	—	145	—	145

		2,362	12,239	14,601	2,701	46,321	—	49,022

	~~W~~	1,329,077	62,151	1,391,228	117,896	267,343	53,692	438,931

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

2)	December 31, 2014

(in millions of Won)		Receivables			Payables
		Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Limited		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		175,567	58,592	234,159	15,494	75,051	29,076	119,621

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and jointventures
SNNC		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(c)	For the years ended December 31, 2015 and 2014, details of compensation to key management officers were as follows:

(in millions of Won)		2015	2014
Short -term benefits	~~W~~	35,459	31,984
Long-term benefits		11,304	12,387
Retirement benefits		10,238	6,354

	~~W~~	57,001	50,725

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

37.	Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2015, 166 million tons of iron ore and 26 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2015, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 24.50 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the Company’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2015, the ending balance of the borrowing amounts to USD 12.35 million.

(c)	As of December 31, 2015, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

(d)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

In April 2012, Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO JAPAN Co., Ltd., a subsidiary of POSCO, alleging violation of trade secrets and seeking prohibition on production and sales of grain oriented electrical steel sheets and compensation from the Company of ~~W~~958.4 billion. On September 30, 2015, pursuant to the agreement between POSCO and NSSMC, the pending lawsuit filed by NSSMC was withdrawn, along with all related lawsuits to strengthen the strategic partnership between the two companies. On the same date, the Company paid ~~W~~299 billion as the settlement to NSSMC, therefore all litigations were withdrawn and closed.

2)	Other lawsuits and claims

The Company is involved in 36 litigations for alleged damages aggregating to ~~W~~128.3 billion as of December 31, 2015 which arose in the ordinary course of business. The Company has recognized provisions for 1 of 36 litigations amounting to ~~W~~0.4 billion by estimating the outcome of such litigations reasonably. Except the one litigation, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of December 31, 2015.

(e)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

38.	Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Trade accounts and notes receivable, net	~~W~~	413,310	213,875
Other accounts receivable		173,294	(84,958)
Inventories		941,293	(4,956)
Prepaid expenses		2,271	(317)
Other current assets		1,466	136,875
Long-term guarantee deposits		(142)	(297)
Other long-term assets		401	—
Trade accounts and notes payable		(198,411)	42,711
Other accounts payable		(180,727)	(65,758)
Accrued expenses		7,938	104,423
Advances received		(1,738)	67,968
Withholdings		2,429	2,513
Unearned revenue		16,800	(385)
Other long-term liabilities		(36,523)	8,109
Derivatives liabilities		—	(36,964)
Payment severance benefits		(84,492)	(84,600)
Plan assets		(59,044)	(100,285)

	~~W~~	998,125	197,954

39.	Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2015 and 2014 were as follows:

(in millions of Won)		2015	2014
Financial guarantee liabilities	~~W~~	43,573	7,730
Investment in subsidiaries transferred to assets held for sale		518,204	468,443
Available-for-sale investment transferred to assets held for sale		—	580,062
Acquisition of available-for-sale investment through exchanging shares		295,398	—
Investments in subsidiary by contribution of property, plant and equipment		—	558,915

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2015 and 2014

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2015 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

POSCO

Notes to the Separate Financial Statements

As of December 31, 2015 and 2014

Independent Auditors’ Review Report on Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2015. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2015. We did not review the Company’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

February 25, 2016

Report on the Operations of Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

POSCO:

I, as the Internal Accounting Control Officer (“IACO”) of POSCO (“the Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) as of December 31, 2015.

The Company’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses. I, as the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

January 26, 2016

Kwon, Oh-Joon, Chief Executive Officer

Lee, Young-Hoon, Internal Accounting Control Officer